SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                          For the month of February, 2002


                          TRIBAND RESOURCE CORPORATION

             (Exact name of Registrant as specified in its charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of incorporation or organization)

                    659A Moberly Road, Vancouver, BC, V5Z 4N2
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes X          No
                                     ---           ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b: ________________


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                            TRIBAND ENTERPRISE CORP.
                               (the "Company")



Vancouver, BC February 1st, 2002.                               CDNX Symbol TRD
FOR IMMEDIATE RELEASE


                       PRIVATE PLACEMENT, SHARES FOR DEBT

The Company has received regulatory approval for the private placement announced September 17th, 2001 and completed October 10th, 2001. The Company has issued an aggregate of 1,350,000 shares to eight placees at a price of $0.10 per share and 1,350,000 share purchase warrants entitling the holders to purchase an aggregate of 1,350,000 common shares at a deemed price of $0.12 per share until October 10th, 2002 and at a deemed price of $0.15 per share until October 10th, 2003. A finder's fee of 50,000 common shares at $0.10 per share is payable in connection with this transaction.

The Company has received regulatory approval and has issued 475,284 common shares at $0.10 per share to certain creditors of the Company in exchange for the monies owed to them. This shares for debt application was previously announced on October 29th, 2001.



ON BEHALF OF THE BOARD

"GARY FREEMAN"
President

For further information, please contact Gary Freeman at (604) 331-0096.

THE CDNX HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE


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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     TRIBAND  RESOURCE  CORPORATION


     By  "Gary  Freeman",  President
          (Signature)*



Date:  February  1,  2002.



*    Print  the  name  and title of the signing officer under his/her signature.


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